NSTAR Electric Company and Subsidiary					Exhibit 12
Ratio of Earnings to Fixed Charges
	For the Years Ended December 31,
(Thousands of Dollars)	2017	2016	2015	2014	2013
Earnings, as defined:
Net income	$374,726	$350,777	$401,048	$360,907	$328,984
Income tax expense	242,085	225,789	265,014	239,249	210,234
Equity in earnings of equity investees	(302)	(325)	(351)	(416)	(568)
Dividends received from equity investees	—	35	—	—	424
Fixed charges, as below	114,419	117,542	107,089	108,705	99,431
Less: Interest capitalized (including AFUDC)	(4,800)	(5,278)	(3,022)	(2,891)	(1,009)
Total earnings, as defined	$726,128	$688,540	$769,778	$705,554	$637,496

Fixed charges, as defined:
Interest expense	$105,729	$108,430	$100,139	$102,809	$95,234
Rental interest factor	3,890	3,834	3,928	3,005	3,188
Interest capitalized (including AFUDC)	4,800	5,278	3,022	2,891	1,009
Total fixed charges, as defined	$114,419	$117,542	$107,089	$108,705	$99,431

Ratio of Earnings to Fixed Charges	6.35	5.86	7.19	6.49	6.41